FORM C

FORM C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form C: Filer Information

Filer CIK:

Filer CCC:

Is this a LIVE or TEST Filing? ◉ LIVE ○ TEST

Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption? ☐

Would you l ke a Return Copy? ☐

Submission Contact Information

Name: Jason Johnson

Phone Number: 919-283-6387

Contact E-Mail Address: jason.johnson@hubbkitchens.com

Notify via Filing Website only? ☐

Notification Email Address: brandon.smith@localstake.com

Form C: Issuer Information

Issuer Information

Name of Issuer: J. Johnson & Company, LLC

Legal Status of Issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: NORTH CAROLINA

Date of Incorporation/Organization: 03-29-2019

Physical Address of Issuer:

Address 1: PO BOX 46751

City: RALEIGH

State/Country: NORTH CAROLINA

Mailing Zip/Postal Code: 27620

Website of Issuer: https://www.hubbkitchens.com/

Is there a Co-issuer? ○ Yes ◉ No

Intermediary through which the Offering will be Conducted:

CIK: 0001544442

Company Name: LOCALSTAKE MARKETPLACE LLC

Commission File Number:

008-69063

CRD Number:

000162726

Form C: Offering Information

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5% of amount raised; $1,000 offering preparation fee

Any other financial interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of Security Offered:

Other

Specify:

Revenue Sharing Agreements

Target Number of Securities to be Offered:

67000

Price (or Method for Determining Price):

Pro-rated portion of the total principal, sold in $1 increments.

Target Offering Amount:

67000.00

Maximum Offering Amount (if different from Target Offering Amount):

200000.00

Oversubscriptions Accepted:

⦿ Yes ○ No

If yes, disclose how oversubscriptions will be allocated:

Other

Provide a description:

At issuer's discretion

Deadline to reach the Target Offering Amount:

05-26-2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees:

1.00

Total Assets Most Recent Fiscal Year-end:

8573.00

Total Assets Prior Fiscal Year-end:

-129.00

Cash and Cash Equivalents Most Recent Fiscal Year-end:

3123.00

Cash and Cash Equivalents Prior Fiscal Year-end:

-129.00

Accounts Receivable Most Recent Fiscal Year-end:

0.00

Accounts Receivable Prior Fiscal Year-end:

0.00

Short-term Debt Most Recent Fiscal Year-end:	0.00
Short-term Debt Prior Fiscal Year-end:	0.00
Long-term Debt Most Recent Fiscal Year-end:	0.00
Long-term Debt Prior Fiscal Year-end:	0.00
Revenue/Sales Most Recent Fiscal Year-end:	2853.00
Revenue/Sales Prior Fiscal Year-end:	600.00
Cost of Goods Sold Most Recent Fiscal Year-end:	0.00
Cost of Goods Sold Prior Fiscal Year-end:	0.00
Taxes Paid Most Recent Fiscal Year-end:	0.00
Taxes Paid Prior Fiscal Year-end:	0.00
Net Income Most Recent Fiscal Year-end:	-35308.00
Net Income Prior Fiscal Year-end:	-31931.00
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ALABAMA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ALASKA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ARIZONA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ARKANSAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	CALIFORNIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	COLORADO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	CONNECTICUT
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	DELAWARE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	DISTRICT OF COLUMBIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	FLORIDA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	GEORGIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	HAWAII
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	IDAHO

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ILLINOIS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	INDIANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	IOWA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	KANSAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	KENTUCKY
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	LOUISIANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MAINE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MARYLAND
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MASSACHUSETTS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MICHIGAN
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MINNESOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSISSIPPI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSOURI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MONTANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEBRASKA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEVADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW HAMPSHIRE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW JERSEY
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW MEXICO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW YORK
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OHIO

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OKLAHOMA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OREGON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PENNSYLVANIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	RHODE ISLAND
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SOUTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SOUTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TENNESSEE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TEXAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	UTAH
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VERMONT
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WASHINGTON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WEST VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WISCONSIN
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WYOMING

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:	J. Johnson & Company, LLC
Signature:	Jason Johnson

Jason Johnson (May 28, 2021 15:05 EDT) |
| Title: | Manager and President/CEO |

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

| Signature: | Jason Johnson

Jason Johnson (May 28, 2021 15:05 EDT) |
|---|---|
| Title: | Manager and President/CEO |

Date: 05-28-2021

JJohnson Form C

Final Audit Report   2021-05-28

Created:	2021-05-28
By:	Brandon Smith (brandon.smith@localstake.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAA-fOYPwiSGi_0d5xKrkITIa3X3xEurBUf

"JJohnson Form C" History

 Document created by Brandon Smith (brandon.smith@localstake.com)
2021-05-28 - 6:51:50 PM GMT- IP address: 174.202.47.56

 Document emailed to Jason Johnson (jason.johnson@hubbkitchens.com) for signature
2021-05-28 - 6:52:14 PM GMT

 Email viewed by Jason Johnson (jason.johnson@hubbkitchens.com)
2021-05-28 - 7:04:39 PM GMT- IP address: 174.194.8.185

 Document e-signed by Jason Johnson (jason.johnson@hubbkitchens.com)
Signature Date: 2021-05-28 - 7:05:09 PM GMT - Time Source: server- IP address: 174.194.8.185

 Agreement completed.
2021-05-28 - 7:05:09 PM GMT